UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response . . . 2.50
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	SEC FILE NUMBER 0-32269 CUSIP NUMBER 769320 10 2

For Period Ended: August 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Riverstone Networks, Inc.

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Full Name of Registrant

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Former Name if Applicable

5200 Great America Parkway

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Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054

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City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On May 28, 2003, the registrant announced that it was delaying the filing of its Annual Report on Form 10-K for the fiscal year ended March 1, 2003, which was due on May 30, 2003. On May 30, 2003 the registrant filed a Notification of Late Filing on Form 12b-25 with respect to the Form 10-K. On July 16, 2003, the registrant filed a Notification of Late Filing on Form 12b-25 with respect to its Form 10-Q for the quarter ended May 31, 2003, which was due on July 15, 2003. The registrant plans to file its Form 10-K, its Form 10-Q for the quarter ended May 31, 2003, and its Form 10-Q for the quarter ended August 30, 2003, which was due on October 14, 2003, as soon as practicable but does not currently expect that the Form 10-Q for the quarter ended August 30, 2003 will be filed on or before the fifth day following the required filing date as prescribed in Rule 12b-25.

As previously disclosed, the registrant has received a request from the Securities and Exchange Commission for the voluntary production of certain information in connection with the registrant’s accounting practices. As previously announced, the registrant has been informed that the SEC has issued a formal order of investigation in connection with the matters which were the subject of the request for information. The registrant is fully cooperating with the SEC. The registrant is concurrently performing its own review of its accounting practices and is therefore deferring filing of its Form 10-K and its Forms 10-Q while the registrant’s review proceeds. The registrant intends to file its Form 10-K and its Forms 10-Q as soon as practicable.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the registrant’s expectations as to the timing of any restatement and the filing of its Form 10-K and Forms 10-Q, the impact of the registrant’s accounting practices review on the registrant’s financial statements, and the preliminary estimates for the second quarter of fiscal 2004, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the results and effect of the accounting practices review, changes in the scope and nature of, and the outcome of, the SEC investigation regarding the registrant’s accounting practices, the ability of the registrant to file its Form 10-K and Form 10-Q, whether the registrant’s outstanding convertible notes are subject to accelerated repayment under the terms of the indenture governing the notes and the impact of any such repayment on the registrant or its business, the impact of the restatement on the registrant’s financial results, and the risks detailed from time to time in the registrant’s periodic reports filed under the Exchange Act, including its quarterly report on Form 10-Q for the period ended November 30, 2002 and amended current report on Form 8-K/A dated August 26, 2003. The registrant disclaims any intent or obligation to update or revise any forward looking statements.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Robert Stanton (Name)	408 (Area Code)	878-6500 (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☐  Yes  ☒  No

Annual Report on Form 10-K for fiscal year ended March 1, 2003, and Quarterly Report on Form 10-Q for quarter ended May 31, 2003, as described in Part III

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒  Yes  ☐  No

On September 25, 2003, the registrant issued a press release containing its preliminary quarter results for the period ended August 30, 2003. All statements in the press release represented current expectations and were based on preliminary, unaudited results which are subject to change as a result of the registrant’s ongoing restatement process and its accounting practices review. The release stated that the registrant believes that, taking into account the impact of the restatement, revenues for the second quarter of fiscal 2004 will be between $10.0 million and $12.0 million. Additionally, the release stated that the registrant’s net cash position, defined as cash equivalents and short-term and long-term marketable investments net of the face value of the registrant’s convertible subordinated notes due 2006, was $155.4 million. As previously disclosed, the review of the registrant’s accounting practices by a special committee of the board of directors is ongoing. The registrant is attempting to conclude its review and the restatement process, file its Form 10-K and Forms 10-Q and issue any restatements promptly, but it presently cannot state with any certainty when this will occur. There can be no assurance that the restatement process and/or the accounting practices review will not result in a determination to revise the preliminary estimates provided in the September 25 release or the previously announced preliminary results of the review, or to further restate the registrant’s financial statements.

Riverstone Networks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 15, 2003	By:	/s/ Robert Stanton
Robert Stanton, Chief Financial Officer